cm

13012279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17[illegible]
PART III

SEC FILE NUMBER
8- 41674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.J. De La Rosa & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10866 Wilshire Blvd., Penthouse Suite 1650
(No. and Street)

Los Angeles (City) California (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Raitano (310) 207-1975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RX
3/12

OATH OR AFFIRMATION

I, Arthur Raitano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. J. De La Rosa & Co., Inc, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 7th day of February, 2013 by Arthur Raitano proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Notary Public

JANET FAY CANADAY
COMM. #1896282
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. JULY 23, 2014

[signature]
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. J. De La Rosa & Co., Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	7,900,937
Accounts receivable		575,573
Marketable securities, at market value		7,497
Other receivables		1,151,720
Property, equipment and leasehold improvements, net		971,599
Municipal bonds owned, at market value		77,038,030
Accrued municipal bond interest		1,088,791
Prepaid expenses		471,066
Prepaid income taxes		34,827
Secured demand notes		8,899,704
Other assets		89,313
Total assets	$	98,229,057

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	486,400
Payable to clearing organization		77,631,812
Employee compensation and benefits payable		3,182,107
Deferred remarketing revenue		6,947
Sublease deposit		8,394
Deferred rent liability		39,336
Liabilities subordinated to claims of general creditors		10,687,803
Total liabilities		92,042,799

Commitments and contingencies

Stockholders' equity

Common stock, no par value, 150,000 shares authorized, 62,080 shares issued and outstanding		814,525
Additional paid-in capital		50,000
Retained earnings		5,321,733
Total stockholders' equity		6,186,258
Total liabilities and stockholders' equity	$	98,229,057

The accompanying notes are an integral part of these financial statements.